UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ION ACQUISITION CORP 1 LTD.
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share
(Title of Class of Securities)

G49392106**
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

** Reflects the CUSIP number of the issuer’s Class A ordinary shares.

CUSIP No.	G49392106	SCHEDULE 13G	Page	2	of	8

1	NAMES OF REPORTING PERSONS ICP M2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,051,942 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,051,942 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

(1)	ICP M2, L.P., an exempted limited partnership under the laws of the Cayman Islands (“ICP”) is the record holder of the securities. As the general partner of ICP, ICP M2 GP LLC, a limited liability company registered under the laws of the Cayman Islands (“ICP GP”) has voting and investment discretion with respect to the ordinary shares held by ICP.

(2)	ICP owned as of December 31, 2020, 1,051,942 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”) of ION Acquisition Corp. 1 Ltd. (the “Issuer”), which are convertible into shares of Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248815) (the “Registration Statement”) and have no expiration date.

CUSIP No.	G49392106	SCHEDULE 13G	Page	3	of	8

1	NAMES OF REPORTING PERSONS ICP M2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,051,942 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,051,942 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON OO

(1)	ICP is the record holder of the securities. As the general partner of ICP, ICP GP has voting and investment discretion with respect to the ordinary shares held by ICP.

(2)	ICP owned as of December 31, 2020, 1,051,942 Class B Ordinary Shares of the Issuer, which are convertible into shares of Class A Ordinary Shares, of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248815) (the “Registration Statement”) and have no expiration date.

CUSIP No.	G49392106	SCHEDULE 13G	Page	4	of	8

1	NAMES OF REPORTING PERSONS Stephen Levey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,051,942 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,051,942 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IN

(1)	ICP is the record holder of the securities. As the general partner of ICP, ICP GP has voting and investment discretion with respect to the ordinary shares held by ICP.

(2)	ICP owned as of December 31, 2020, 1,051,942 Class B Ordinary Shares of the Issuer, which are convertible into shares of Class A Ordinary Shares, of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248815) (the “Registration Statement”) and have no expiration date.

CUSIP No.	G49392106	SCHEDULE 13G	Page	5	of	8

Item 1.	(a)	Name of Issuer:

The Issuer is an exempted company registered under the laws of the Cayman Islands.

(b)	Address of Issuer’s Principal Executive Offices:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) ICP with respect to the Class A Ordinary Shares directly owned by it;

(ii) ICP GP, as general partner of ICP, with respect to the Class A Ordinary Shares directly owned by ICP; and

(iii) Mr. Stephen Levey, as managing member of ICP GP, with respect to the Class A Ordinary Shares directly owned by ICP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Business Office:

The address of principal business office of each of the Reporting Persons is:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

(c)	Citizenship:

ICP is an exempted limited partnership registered under the laws of the Cayman Islands. ICP GP is a limited liability company registered under the Cayman Islands. Stephen Levey is a citizen of Israel.

(d)	Title of Class of Securities:

Class A Ordinary Shares.

(e)	CUSIP Number:

G49392106

CUSIP No.	G49392106	SCHEDULE 13G	Page	6	of	8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a); (b) Amount Beneficially Owned; Percent of Class:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of 1,051,942 Class B Ordinary Shares, representing 3.3% of the total Class A Ordinary Shares and Class B Ordinary Shares outstanding. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248815). The percentage of Class B Ordinary Shares held by the Reporting Persons is based upon 25,875,000 Class A Ordinary Shares and 6,468,750 Class B Ordinary Shares that are outstanding as of December 31, 2020 based on information provided by the Issuer.

CUSIP No.	G49392106	SCHEDULE 13G	Page	7	of	8

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

1,051,942

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

1,051,942

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G49392106	SCHEDULE 13G	Page	8	of	8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 16, 2021

ICP M2, L.P. By its General Partner ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

/s/ Stephen Levey
Stephen Levey, individually